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10027837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bel Air Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars Suite 2800
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

725 S. Figueroa St. (Address) Los Angeles (City) California (State) 90017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SD 3/10/2010

OATH OR AFFIRMATION

I, Todd M. Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bel Air Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Senior Managing Director
Title

SEE ATTACHED JURAT
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

State of California
County of LOS ANGELES } ss.

Subscribed and sworn to (or affirmed) before me on this 22 day of FEBRUARY,
Month

2010, by TODD MORGAN
Year Name(s) of Signer(s)

______________________________, proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

ORIN H. LOWE JR.
Commission # 1648204
Notary Public - California
Los Angeles County
My Comm. Expires Feb 28, 2010

Place Notary Seal Above

Signature of Notary Public

OPTIONAL DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: OATH OR AFFIRMATION

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________

Statement of Financial Condition

Bel Air Securities LLC
(a Delaware Limited Liability Company)
Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Bel Air Securities LLC
(a Delaware Limited Liability Company)

Statement of Financial Condition

Year Ended December 31, 2009

Contents

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
Bel Air Securities LLC (a Delaware Limited Liability Company)

We have audited the accompanying statement of financial condition of Bel Air Securities LLC (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bel Air Securities LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

February 9, 2010

Ernst + Young LLP

Bel Air Securities LLC
(a Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 2,997,233
Receivable from brokers and dealers	41,409
Other assets	37,665
Total assets	$ 3,076,307
Liabilities and members' equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 57,083
Due to Bel Air Investment Advisors LLC	163,298
Due to former members	34,437
Total liabilities	254,818
Members' equity	2,821,489
Total liabilities and members' equity	$ 3,076,307

See accompanying notes.

Bel Air Securities LLC
(a Delaware Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2009

1. The Company

Bel Air Securities LLC (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a member of the Financial Industry Regulatory Authority (FINRA) and various state regulatory agencies. The Company's principal business consists of the execution of securities transactions on a fully disclosed basis related to the accounts of clients of Bel Air Investment Advisors LLC (BAIA), an affiliated registered investment advisor.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market, and brokerage accounts.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Receivable from Brokers and Dealers

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from brokers and dealers relates to these transactions.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Although the Company is not subject to income taxes, it is liable for various state fees.

Effective for the year ended December 31, 2009, the Company adopted accounting guidance with respect to how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. The guidance requires the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are 2006 through 2009. The Company has had no examinations in progress and none are expected at this time. As of December 31, 2009, the Company has reviewed all open tax years and major jurisdictions. It has concluded that the adoption of the new accounting guidance resulted in no impact to the Company's financial position, and that there is no expected tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken in future tax returns.

3. Member Withdrawals

During 2007, two members withdrew from the Company. In accordance with the Company's operating agreement, 20% of the related capital accounts were paid to the withdrawing members in 2007, and the remaining balances are due by February 28, 2012. Balances may be prepaid at any time at the option of the Company. During 2009, $17,219 was paid, and at December 31, 2009, $34,437 remains unpaid.

4. Significant Customers and Related-Party Transactions

The Company shares office space, facilities, and personnel with BAIA, and is charged for these services according to an expense sharing agreement. The Company was charged for services covered by the expense sharing agreement, of which $163,298 remained unpaid at December 31, 2009.

5. Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. The requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2009, the Company's net capital, as defined, was $2,783,824 as compared to a minimum requirement of $16,988, and its ratio of aggregate indebtedness to net capital was 0.09 to 1.

6. Indemnification Agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

7. Subsequent Event

On January 13, 2010, the Company distributed $840,000 in capital to its members. Subsequent events were evaluated through February 9, 2010, the date upon which the statement of financial condition was available to be issued.

ERNST & YOUNG

Ernst & Young LLP
725 So. Figueroa Street
Los Angeles, California 90017-5418

Tel: (213) 977 3200
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Members of Bel Air Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Bel Air Securities, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Bel Air Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Bel Air Securities, LLC's management is responsible for Bel Air Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective bank statement of accounts.

   We did not note any exceptions.

2. Compared the amounts reported as Total Revenues and Commissions paid to other broker-dealers on the Part IIA Quarterly 17a-5 (a) FOCUS Reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009.

   We did not note any exceptions.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   We did not note any adjustments reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   We did not note any exceptions.

ERNST & YOUNG

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   We did not note any overpayment in the Form SIPC-7T.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 9, 2010

Ernst + Young LLP

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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